UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A

Under The Securities Exchange Act of 1934

(Amendment No. 1)*

Knightsbridge Tankers Limited
(Name of Issuer)

Common Stock
(Title of Class of Securities)

G5299G106
(CUSIP Number)

Georgina Sousa Golden Ocean Group Limited Par-la-Ville Place, 4th Floor 14 Par-la-Ville Road Hamilton HM 08 Bermuda (441) 295-6935
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 13, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G5299G106

1.	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Golden Ocean Group Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

-0-

8.	SHARED VOTING POWER

-0-

9.	SOLE DISPOSITIVE POWER

-0-

10.	SHARES DISPOSITIVE POWER

-0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

-0-

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	G5299G106

1.	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Hemen Holding Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

-0-

8.	SHARED VOTING POWER

-0-

9.	SOLE DISPOSITIVE POWER

-0-

10.	SHARES DISPOSITIVE POWER

-0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

-0-

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	G5299G106

1.	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Greenwich Holdings Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

-0-

8.	SHARED VOTING POWER

-0-

9.	SOLE DISPOSITIVE POWER

-0-

10.	SHARES DISPOSITIVE POWER

-0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

-0-

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	G5299G106

1.	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

John Fredriksen

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

-0-

8.	SHARED VOTING POWER

-0-

9.	SOLE DISPOSITIVE POWER

-0-

10.	SHARES DISPOSITIVE POWER

-0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

-0-

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	G5299G106

1.	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

C.K. Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

-0-

8.	SHARED VOTING POWER

-0-

9.	SOLE DISPOSITIVE POWER

-0-

10.	SHARES DISPOSITIVE POWER

-0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

-0-

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	G5299G106

Explanatory Note

The purpose of this Amendment No. 1 to Schedule 13D is to report that Golden Ocean Group Limited ("Golden Ocean"), one of the Reporting Persons, sold 2,438,199 shares of common stock ("Common Shares") of Knightsbridge Tankers Limited (the "Issuer") in an underwritten public offering.  Following the offering, the Reporting Persons owned 0 Common Shares.

Item 1.	Security and Issuer.

There are no material changes from Item 1 of the Schedule 13D that was filed with the U.S. Securities and Exchange Commission (the "Commission") on February 7, 2011.

Item 2.	Identity and Background.

There are no material changes from Item 2 of the Schedule 13D that was filed with the Commission on February 7, 2011.

Item 3.	Source and Amount of Funds or Other Consideration.

There are no material changes from Item 3 of the Schedule 13D that was filed with the Commission on February 7, 2011.

Item 4.	Purpose of Transaction.

There are no material changes from Item 4 of the Schedule 13D that was filed with the Commission on February 7, 2011.

Item 5.	Interest in Securities of the Issuer.

(a. and b.) According to the Issuer's annual report on Form 20-F for the year ended December 31, 2011 that was filed with the Commission on April 27, 2012 there were 24,425,699 Common Shares issued and outstanding as of the same date.  Based on the foregoing the Reporting Persons report beneficial ownership of the following Common Shares:

Golden Ocean may be deemed to beneficially own 0 Common Shares, representing approximately 0% of the outstanding Common Shares.  Golden Ocean has the sole power to vote 0 Common Shares and the shared power to vote 0 Common Shares.  Golden Ocean has the sole power to dispose of 0 Common Shares and the shared power to dispose of 0 Common Shares.

Hemen may be deemed to beneficially own 0 Common Shares, representing approximately 0% of the outstanding Common Shares. Hemen has the sole power to vote 0 Common Shares and the shared power to vote 0 Common Shares. Hemen has the sole power to dispose of 0 Common Shares and the shared power to dispose of 0 Common Shares.

Greenwich may be deemed to beneficially own 0 Common Shares, representing approximately 0% of the outstanding Common Shares.  Greenwich has the sole power to vote 0 Common Shares and the shared power to vote 0 Common Shares. Greenwich has the sole power to dispose of 0 Common Shares and the shared power to dispose of 0 Common Shares.

Mr. Fredriksen may be deemed to beneficially own 0 Common Shares, representing approximately 0% of the outstanding Common Shares. Mr. Fredriksen has the sole power to vote 0 Common Shares and the shared power to vote 0 Common Shares. Mr. Fredriksen has the sole power to dispose of 0 Common Shares and the shared power to dispose of 0 Common Shares.

C.K. Limited may be deemed to beneficially own 0 Common Shares, representing approximately 0% of the outstanding Common Shares. C.K. Limited has the sole power to vote 0 Common Shares and the shared power to vote 0 Common Shares. C.K. Limited has the sole power to dispose of 0 Common Shares and the shared power to dispose of 0 Common Shares.

None of the other persons named in response to Item 2 have the sole power to vote or to direct the vote, the shared power to vote or direct the vote, the sole power to dispose or to direct the disposition of the Common Shares that are the subject of this Statement.

(c.) On March 13, 2012, Golden Ocean sold all of its Common Shares, or 2,438,199 Common Shares, in an underwritten public offering at a public offering price of $14.00 per share.  To the best knowledge of the Reporting Persons, no other transactions in the Common Shares were effected by the persons enumerated in Item 2 during the past 60 days.

(d.) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Persons.

(e.) On March 13, 2012, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On March 13, 2012, Golden Ocean sold all of its Common Shares, or 2,438,199 Common Shares, in an underwritten public offering pursuant to an underwriting agreement dated the same date, made by and between the Issuer, Golden Ocean and Goldman, Sachs & Co., the underwriter (the "Underwriting Agreement").  The Underwriting Agreement is incorporated by reference in Exhibit C.

Item 7.	Material to be Filed as Exhibits.

Exhibit A – Joint Filing Undertaking.

Exhibit B – Share Sale and Purchase Agreement dated October 26, 2010 (1)

Exhibit C – Underwriting Agreement dated March 13, 2012 (2)

(1) Previously filed.

(2) Incorporated by reference to Exhibit 1 of the Form 6-K (File No. 001-29106) of Knightsbridge Tankers Limited, which was filed with the Commission on March 15, 2012.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 11, 2012

GOLDEN OCEAN GROUP LIMITED

By: /s/ Herman Billung
Name:   Herman Billung
Title:  Principal Executive Officer

HEMEN HOLDING LIMITED

By: /s/ Demetrios Antoniou Hannas
Name:   Demetrios Antoniou Hannas
Title:  Director

GREENWICH HOLDINGS LIMITED

By: /s/ Demetrios Antoniou Hannas
Name:   Demetrios Antoniou Hannas
Title:  Director

JOHN FREDRIKSEN

By: /s/ John Fredriksen
Name:   John Fredriksen

C.K. Limited

By: /s/ Demetrios Antoniou Hannas
Name:   Demetrios Antoniou Hannas
Title:  Director

EXHIBIT A

JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby executes this agreement as an exhibit to this Schedule 13D/A with respect to the shares of common stock of Knightsbridge Tankers Limited to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule 13D/A jointly on behalf of each such party.

Dated: May 11, 2012

GOLDEN OCEAN GROUP LIMITED

By: /s/ Herman Billung
Name:   Herman Billung
Title:  Principal Executive Officer

HEMEN HOLDING LIMITED

By: /s/ Demetrios Antoniou Hannas
Name:   Demetrios Antoniou Hannas
Title:  Director

GREENWICH HOLDINGS LIMITED

By: /s/ Demetrios Antoniou Hannas
Name:   Demetrios Antoniou Hannas
Title:  Director

JOHN FREDRIKSEN

By: /s/ John Fredriksen
Name:   John Fredriksen

C.K. Limited

By: /s/ Demetrios Antoniou Hannas
Name:   Demetrios Antoniou Hannas
Title:  Director